UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 333-64641
                                                      CUSIP NUMBER    71820 AC 3

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]
             [ ] Form N-SAR

             For Period Ended: June 30, 2002
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

 Philipp Brothers Chemicals, Inc.
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Full Name of Registrant

 N/A
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Former Name if Applicable

 One Parker Plaza
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Address of Principal Executive Office (Street and Number)

 Fort Lee, New Jersey 07024
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant's current chief financial officer, Richard Johnson, commenced employment with Registrant on September 24, 2002. Mr. Johnson, together with Registrant's current chief executive officer, Gerald Carlson, whose employment commenced on May 28, 2002, have been actively involved in extensive budgeting and review processes regarding the Registrant's consolidated operations, have been engaged in extensive discussions with and presentations to Registrant's major lenders and creditors, and have been unable to complete the review deemed necessary in connection with the completion of the Company's annual report on Form 10-K for the fiscal year ended June 30, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Steven L. Cohen, Esq.              (201)               944-6020
      --------------------------------   ------------------   ------------------
                  (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    [X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Registrant expects a decline in fiscal year 2002 primarily due to: worsening economic conditions in both domestic and foreign markets; acceleration of depreciation due to the discontinuance of production for certain products at Registrant's Odda, Norway facility of approximately $15 million; writedown of long-lived assets at Registrant's Odda and Carbide facilities of approximately $7 million; restructuring charges of approximately $3 million with respect to Registrant's Odda facility; and deferred income tax asset valuation allowances (based on evaluation of domestic operating loss carryforwards and other domestic deferred tax assets) of approximately $12 million. As a result, Registrant is expected to report a consolidated net loss of approximately $52 million for the fiscal year ended June 30, 2002. For the year ended June 30, 2001, Registrant reported a consolidated net loss of $15 million.

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                        Philipp Brothers Chemicals, Inc.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 30, 2002              By: /s/ Steven L. Cohen
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                                              Steven L. Cohen,
                                              Vice President and General Counsel